Changes in Affiliates (New Affiliate)

POSCO CORE India PVT. LTD is a new affiliate company of the POSCO Group. POSCORE CO., LTD and POSCO-IPPC, affiliates of POSCO, own 100 percent of the total issued and outstanding shares of POSCO CORE India PVT. LTD.

Company to be affiliated:

• Company Name: POSCO CORE India PVT. LTD

• Total Assets (KRW): 1,512,275,520

• Total Shareholders’ Equity (KRW): 1,512,275,520

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,512,275,520

• Current total number of affiliated companies: 123